SOCIAL MEDIA POST

Streamline 66
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Elliott's Geoff Sorbello explains why Phillips 66 (NYSE: PSX) has been able to maintain its staggered board—despite 99% of voting shareholders preferring to abandon the structure, which is used by only 10% of S&P 500 companies. Watch the episode: bit.ly/s66-x-o48


STREAMLINE 66
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